SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice to Shareholders

Payment of interest on stockholders’ equity

Further to the “Notice to Shareholders” published on January 4, 2010, we hereby advise the shareholders of the Company that pursuant to the provisions of the Corporate By-Laws, the Board of Directors has approved a proposal from the Board of Executive Officers of the Company for payment of interest on stockholders’ equity as follows:

As stated in said “Notice to Shareholders”, a payment of interest on stockholders’ equity will be made with respect to the period from 01/01/2009 to 09/30/2009 in the amount of Twenty-Three Million, Four Hundred Sixty-Nine Thousand, Seventy-One Brazilian Reals and Seventy-Eight Centavos (R$ 23,469,071.78), corresponding to R$ 0.156270 per share, with application of withholding income tax at the rate of 15%, except for shareholders demonstrably exempt or immune from such tax based on their shareholding on 01/04/2010, which will amount to a net interest of R$ 0.13283 per share.

The Board of Directors of the Company has also approved the payment of interest on stockholders’ equity for the period from 10/01/2009 to 10/31/2009 in the amount of One Million, Five Hundred Twenty-Eight Thousand, Eight Hundred and Sixty-One Brazilian Reals and Twenty-Seven Centavos (R$ 1,528,861.27), corresponding to R$ 0.01018 per share, with application of withholding income tax at the rate of 15%, except for shareholders demonstrably exempt or immune from such tax based on their shareholding on 01/08/2010, which will amount to a net interest of R$ 0.008653 per share.

The foregoing payments will be made starting 01/28/2010 and will be subject to confirmation by the next Annual Shareholders’ Meeting scheduled for April 30, 2010. Interest on stockholders’ equity so paid will be applied against the minimum mandatory dividend to be paid by the Company with respect to fiscal year 2009, and the amount thereof will be deemed to be a part of any dividends paid by the Company for the purposes of corporate regulations.

We reaffirm that the shares of the Company will be traded on the stock exchange “ex-interest on stockholders’ equity” starting, and including, 01/05/2010, with respect to the payment for the period from 01/01/2009 to 09/30/2009.

With respect to the payment for the period from 10/01/2009 to 10/31/2009, the shares will be traded on the stock exchange “ex-interest on stockholders’ equity” starting, and including, 01/11/2010.

Those shareholders whose shares are kept in a custodial account will receive their payments in accordance with the procedures followed by the relevant stock exchange.

Those shareholders whose information files do not show a CPF/CNPJ registration number or the designation of a “Bank/Branch and bank account” will receive their payments starting on the third business day after completion of their electronic information files with Banco Itaú S.A., which action may be taken at any branch of the network or by letter addressed to Banco Itaú S.A. - Diretoria de Serviços para o Mercado de Capitais - Gerência de Operações/Unidade de Ações e Debêntures, located at Avenida Engenheiro Armando de Arruda Pereira, 707 - São Paulo/SP - CEP 04344-902.

São Paulo, January 08, 2010.

Líbano Miranda Barroso
CEO & Investor Relations Officer

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 43.9% domestic market share and 85.4% international market share in November 2009. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.4 million subscribers and has awarded more than 9.2 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.